Caledonia Mining First Quarter 2011 Results

Toronto, Ontario – May 18, 2011: Caledonia Mining Corporation (“Caledonia” or the “Corporation”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce its first quarter 2011 operating and financial results.

The financial results below are reported in Canadian dollars, except where otherwise stated.

Highlights:

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Gold production increased by 17% to 7,322 ounces compared to 6,235 ounces in the fourth quarter 2010 (Q1 2010: 3,129 ounces). Gold production in April 2011 was 2,737 ounces.

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Average cash cost per ounce of gold produced decreased by 18% to US$648 compared to the fourth quarter 2010 (Q1 2010: US$807).

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Average achieved price per ounce of gold was US$1,397 (Q1 2010: US$1,107).

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Gross Profit for the quarter (i.e. before depreciation, amortization and administrative expenses) nearly doubled to $5,248,000 compared to $2,815,000 in the fourth quarter 2010 (Q1 2010: $449,000).

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At March 31, 2011 the Corporation had net cash and cash equivalents of $1,406,000 (December 31, 2010: $398,000).

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During the quarter Caledonia made considerable progress in removing the remaining constraints to Blanket achieving the targeted annual production rate.

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The 2011 drilling program commenced in March 2011 at the Konkola West area of the Nama base metals project in Zambia.

Commenting on the results, Stefan Hayden, President and CEO, said: “I am very pleased to report a strong first quarter performance for 2011. The increased production coupled with the continued strength in the gold price and a reduction in Blanket’s cash cost resulted in a substantial improvement in Caledonia’s profitability and cash generation.

“We have made significant progress during the current quarter to address the remaining constraints which, once solved, should enable us to reach our target of 10,000 ounces per quarter.  A new ore pass was raise-bored and commissioned on May 13, 2011.  The commissioning of the complete standby generating system commenced on May 16, 2011 and is expected to be completed by the end of May, after which Blanket will be able to maintain full operations during any interruption to the normal power supply.  I am confident that Blanket will achieve its targeted quarterly production from the third quarter of 2011.

“The drilling program at the Nama base metals project in Zambia commenced in March 2011 to identify typical copper-belt type mineralization. This drilling program is expected to be completed by the third quarter 2011.

On May 9 2011, Caledonia submitted its Indigenization Plan to the Government of Zimbabwe and awaits their response.”

Financial Highlights

Condensed Consolidated Statement of Comprehensive Income (in thousands of Canadian dollars except per share amounts)
	Three months ended March 31,
	2011 $	2010 $
Revenue	11,226	4,458
Royalty	455	145
Production costs	4,950	3,279
Amortization	573	585
Gross profit	5,248	449
Administrative Expenses	2,049	424
Results from operating activities	3,199	25
Finance income	-	100
Finance cost	155	15
Profit before income tax	3,044	110
Income Tax expense	1,150	-
Profit for the period	1,894	110
Loss on foreign currency translation	(714)	(676)
Total comprehensive income/(loss) for the period	1,180	(566)

Earnings per share (cents)
Basic	0.38	0.02
Diluted	0.35	0.02

Condensed Consolidated Statement of Financial Position (in thousands of Canadian dollars)
	Mar 31, 2011 $	Dec 31, 2010 $
Total assets	39,910	34,520
Total liabilities	14,807	11,699

Condensed Consolidated Statement of Cash Flows (in thousands of Canadian dollars)
	Three months ended March 31,
Cash provided by (used in)	2011 $	2010 $
Profit for the period	1,894	110
Adjustments to reconcile net cash from operations	2,960	561
Changes in non-cash operating account balances	(72)	612
Income tax paid	(96)	-
Cash from operations	4,686	1,283
Net expenditures on capital items and mineral properties	3,523	1,025
Net cash from/(used in) financing activities	(91)	771
Increase/(decrease) in cash for the period	1,072	1,029
Cash and cash equivalents at the start of the period	1,145	1,623
Cash and cash equivalents at the end of the period	2,217	2,652

For more information, please visit www.caledoniamining.com or contact:

Mark Learmonth              Alex Buck                           Martin Eales

Caledonia Mining                 BuckBias                             RBC Capital Markets
Tel: +27 11 447 2499          Tel: +44 7932 740 452       Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials and Management Discussion and Analysis may be found at www.caledoniamining.com